American Trust Investment Services, Inc.

Statement Of Financial Condition And

Reports Of Independent Registered Public Accounting Firm

Year Ended December 31, 2024

Filed as **PUBLIC** information Pursuant to
Rule l 7a-5(e)(3) under the Securities Exchange Act
of 1934.

AMERICAN TRUST INVESTMENT SERVICES, INC

STATEMENT OF FINANCIAL CONDITION AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2024

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-14394

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMERICAN TRUST INVESTMENT SERVICES INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1244 119TH STREET
(No. and Street)

WHITING	INDIANA	46394
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL GRADY	630-435-9128	m.grady@amtruinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Aprio, LLP.
(Name – if individual, state last, first, and middle name)

350 5th Ave #4320,	New York	NY	10118
(Address)	(City)	(State)	(Zip Code)

11/25/2003	926
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL GRADY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMERICAN TRUST INVESTMENT SERVICES INC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CFO

JOHN S CONDRY
Official Seal
Notary Public - State of Illinois
My Commission Expires Jun 6, 2025

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Board of Directors and Shareholder of
American Trust Investment Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Trust Investment Services, Inc., the "Company", as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of American Trust Investment Services, Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Very truly yours,

Aprio, LLP

Aprio, LLP

We have served as American Trust Investment Services, Inc.'s auditor since 2025.

New York, New York

April 29, 2025

AMERICAN TRUST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$ 3,104,763
Receivable from clearing broker/dealers	1,084,707
Receivable From mutual funds	37,916
Brokerage account money markets position	307,471
Receivable from private placements	350,000
Clearing Deposits and House accounts	182,451
Furniture, equipment, and leasehold improvements, at cost, net of $23,366 accumulated depreciation	–
Right of Use assets, net	34,420
Other assets	8,373
TOTAL ASSETS	**$ 5,110,101**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 1,532,570
Commissions payable	563,266
Commission payable private placement	160,000
Operating lease liability	34,420
Deferred revenue	50,000
Subordinated loan	2,500,000
Subordinated loan interest	74,167
Total Liabilities	4,914,423

SHAREHOLDER'S EQUITY

Common stock, no par value, 100 shares authorized, issued and outstanding	45,000
Additional paid in capital	708,800
Retained earnings	(558,122)
Total Shareholder's Equity	$ 195,678
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 5,110,101**

AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - American Trust Investment Services, Inc. (the "Company") was incorporated in the state of Indiana on December 23, 1968 as Peerson & Company, Inc. CCIG Acquisition Company, LLC closed on the purchase of the Company from Amtru, Inc. on May 15, 2012. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue – Commission Revenue earned on customer security transactions is accounted for on a trade-date basis. Revenue is recognized when fees are charged in compliance with GAAP and with FASB ASC 606 when performance obligations have been satisfied and, in the period earned.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Underwriting fees. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

The Company provides advisory services on mergers and acquisitions. Revenue for Advisory arrangements is generally recognized at the point in time that the performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

Depreciation – Depreciation of fixed assets was provided for using the straight-line method over five years.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at three financial institutions but uses one primarily for its operations and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, and the date these financial statements were available to be issued.

AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

NOTE 2 – INCOME TAXES

The Corporation is a C Corporation for income tax purposes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2022.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2024, are as follows:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 307,471	$ -	$ -	$ 307,471

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. On December 31, 2024, the Company's net capital and required net capital were $2,466,514 and $156,934 respectively. The ratio of aggregate indebtedness to net capital was 93.56%.

Subordinated liabilities have an interest rate of 12% and maturity date of May 7, 2025. The loan is temporary and there is a restriction on repayment to the extent it is needed for the company's Net Capital Compliance.

NOTE 5 - LEASE COMMITMENTS

The Company leases three office spaces, on a month-to-month basis, for a total amount of $4,600 per month for various locations. The Company also pays $3,500 a month to an LLC that manages the finance office which is controlled by two of the officers of the Company.

NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has clearing arrangement on a Fully Disclosed basis with RBC correspondent sources and Axos Clearing Services. The Company has provided the clearing firm with a $50,000 security deposit and a $100,000 security deposit, respectively. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations, and it is necessary for either Correspondent to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred.

NOTE 7 - AFFILIATED TRANSACTIONS

The Company is part of a group of companies under common control with LCM Holdings, Inc., its ultimate parent.   The Company shares management personnel, registered representatives, and office space with other members of the consolidated group and receives administrative and accounting support services from other group members.

The Capital Markets Group Inc. ("TCMG") , a wholly owned subsidiary of the ultimate parent, acts as the Professional Employment Organization for the company and two other companies (one of which is also an affiliate under common control with the ultimate parent).

The Company also earns fees from providing certain administrative services to the advisory clients of two affiliated group members (Chicago Capital Management Advisors, Inc. and American Trust Investment Services Advisory, Inc.) that have customer accounts carried by the Company's introducing broker, RBC Clearing. The Company may also execute securities transactions for the advisory clients of these two related group members. The Company does not earn any commissions on these transactions but charges the customer a fixed per transaction fee.

The Company earns commissions from American Trust Insurance Group Inc., an affiliated group member, for fixed insurance business.

The Company has an agreement with its parent company CCIG in which the parent agrees to provide accounting and corporate filing work services to the Company.

For the year ended December 31, 2024, the Company has received equity contributions from its parent, which have been approved by board resolutions of the ultimate parent, of $570,000.

NOTE 8 – CONTINGENT LIABILITES *(continued)*

As a result of a 2021 and a 2023 FINRA examination that reviewed selected aspects of the Company's business and operations, FINRA elected to refer the Company to enforcement. In connection with this referral, FINRA also issued cautionary actions. In April 2025, the Company executed a Letter of Acceptance, Waiver, and Consent ("AWC") wherein they accepted and consented to the following findings by FINRA without admitting or denying them: The Company failed to reasonably supervise several areas since at least June 2020. From July 2020 to April 2021, the firm violated FINRA Rules 3110 and 2010 by failing to reasonably supervise sales of GWG L Bonds for compliance with Regulation Best Interest (Reg BI) and FINRA Rule 2111. In addition, since June 30, 2020, the firm also has failed to establish policies and procedures, and a supervisory system, reasonably designed to achieve compliance with Reg BI, thus willfully violating Securities Exchange Act Rule 15l-1(a)(1), and violating FINRA Rules 3110 and 2010. Further, from June 2020 to at least June 2021, the firm violated FINRA Rules 3110 and 2010 by failing to reasonably supervise for compliance with Securities Act of 1933 rules prohibiting general solicitation of private placement offerings. As a result of this settlement the Company understands by violating Securities and Exchange Act Rule 15L-1(A)(1) and that under Article III, Section 4 of FINRA's by-laws, this makes the Company subject to a statutory disqualification with respect to membership. The Company intends to comply with the prescribed process to maintain membership and believes it will remain active and continue to operate successfully. For these and other violations, the firm has been censured, fined $100,000, ordered to pay restitution of $166,000, and agrees to an undertaking to retain an independent consultant to conduct a comprehensive review of the adequacy of the Company's supervisory system, policies, procedures, and internal controls.

As of December 31, 2024, the Company has open FINRA arbitration cases. These cases primarily relate to customer disputes, or complaints and other matters arising in the ordinary course of business. Although there can be no assurances of potential outcomes, the Company believes it has meritorious defenses and intends to defend itself vigorously in each case.

Subsequent to year end the Company has agreed to settle several of the arbitration cases for an aggregate amount of approximately $227,000 and lost the litigation with a former representative for $364,000. The Company has recorded a provision for litigation that management believes is sufficient to cover any losses associated with these matters, in accordance with ASC 450, Contingencies.

NOTE 8 – CONTINGENT LIABILITES *(continued)*

The remaining cases are scheduled for hearings after the report date. Due to the inherent uncertainties of arbitration hearing proceedings, the ultimate resolution of these matters cannot be predicted with certainty,

NOTE 9 – OPERATING LEASE

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in operating leases for office space as described below. The Company recognizes lease liability and the right of use (ROU) asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The implicit interest rate of the Company's leases is not readily determinable, and accordingly, management has used a risk-free rate of return. The ROU asset is initially recorded at the same amount as the lease liability, and subsequently amortized and charged to lease expense on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease expense associated with its short-term leases on a straight-line basis over the lease term.

The Company conducts its operations from office facilities under a three-year non-cancelable lease expiring in September 2025 at a minimum monthly rate of $3,500.

Right of use assets under the above lease consist of the following:

Right of use assets	$ 118,134
Less: Accumulated amortization	(83,714)
Net	$ 34,420

Lease liabilities consist of the following:

Undiscounted cash payments	$ 35,000
Less: Discount (4.48%)	(580)
	$ 34,420

NOTE 9 – OPERATING LEASE (*continued*)

As of December 31, 2024, the weighted-average remaining lease term for operating leases was .83 years.

The Company's minimum future annual rentals under the above leases are as follows:

2025	$ 35,000

NOTE 10 – DEFERRED INCOME TAXES

The Company records deferred income taxes to recognize the income tax effect of timing differences in reporting income and expenses for financial statement and income tax purposes, generally resulting from unused net operating losses. During the current year management determined that the realization of the deferred tax asset relating to net losses originating in the prior year were no longer probable. As a result, a full valuation allowance of $246,700 was recorded against current and prior year deferred tax assets.

NOTE 11 – SEGMENT DISLCOSURE

The Company has identified its CFO as the chief operating decision maker ("CODM"), who used net income and excess net capital in order to make operational decisions while maintaining capital adequacy such as whether to reinvest profits or pay dividends. Our operations constitute a single operating segment because the Company effects transactions in various securities within the United States, which is comprised of several classes of services, including riskless principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (See Note 1) and excess net capital is measured in accordance with SEC Rule 15c3-1.

NOTE 12 - RECEIVABLE FROM CLEARING BROKER/DEALERS

The Company's receivable from clearing broker/dealer and mutual funds includes revenues earned from executing customer securities transactions. The balances receivable from clearing broker/dealer as of December 31, 2024, and 2023 were $1,041,445 and $178,339, respectively.

NOTE 13 - CURRENT EXPECTED CREDIT LOSSES (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. Management determined that an allowance for credit losses was not necessary at December 31, 2024 and 2023

NOTE 14 - GENERAL INDEMNIFCATION FOR INVESTMENT BANKING SERVICES

American Trust Investment Services, Inc. ("American Trust") provides a range of investment banking services to its clients. In connection with these services, our engagement agreements typically include provisions under which our clients agree to indemnify and hold harmless American Trust, its affiliates, and their respective partners, officers, directors, employees, agents, and controlling persons, as well as their respective service providers retained in connection with the specific engagement (collectively, the "Indemnified Parties"), to the fullest extent permitted by law. Such indemnification obligations generally require the client to protect the Indemnified Parties against certain losses, claims, damages, liabilities, judgments, awards, penalties, fines, costs, and expenses (including, without limitation, reasonable attorneys' fees and expenses) (collectively, "Losses") arising out of or relating to the services we provide.

NOTE 14 - GENERAL INDEMNIFCATION FOR INVESTMENT
BANKING SERVICES (*continued*)

These services can include, but are not limited to:

- Financial advisory services (e.g., mergers and acquisitions, restructurings);

- Underwriting services for the issuance of securities;

- Private placements of securities;

- Valuation services; and

- Other capital markets or strategic advisory assignments.

Indemnification of Clients, Directors, and Officers

In certain circumstances, American Trust Investment Services, Inc. ("American Trust") may be required to indemnify and hold harmless its clients, their directors, their officers who have signed registration statements, and any persons who control the client within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934. This indemnification applies against any and all losses, liabilities, claims, damages, and expenses (including reasonable attorneys' fees and costs), but only to the extent such losses arise out of or are based upon untrue statements or omissions made in any registration statement, preliminary prospectus, pricing disclosure package, prospectus, amendment, supplement, or related filings, and only where such untrue statements or omissions were made in reliance upon, and in strict conformity with, information furnished by American Trust specifically for use in those documents.
If a claim is brought against the client, its directors, officers, or controlling persons based on such materials, and indemnification is sought from American Trust, the rights and obligations of the parties regarding defense and reimbursement of expenses will mirror those typically provided for in standard underwriting indemnification procedures, including the prompt notification of claims and American Trust's right to participate in or assume the defense.

NOTE 14 - GENERAL INDEMNIFCATION FOR INVESTMENT
        BANKING SERVICES (*continued*)

These indemnification provisions are intended to manage risk associated with investment banking engagements and are in addition to any other rights American Trust may have under law or equity.

The Placement Agent shall indemnify and defend or at its option settle and hold harmless the Manager and the Fund and each officer, employee and agent of the Manager and the Fund from and against any and all Losses arising out of (i) any material misstatement made by the Placement Agent or its affiliates that does not reflect a statement approved by the Manager, (ii) any breach by the Placement Agent of any representation, warranty, covenant or agreement contained in this Agreement and (iii) any action taken or omitted to be taken by the Placement Agent pursuant to this Agreement, except to the extent such Losses result from the Manager's or the Fund's breach of this Agreement, breach of the Offering Documentation or bad faith, willful misconduct, or gross negligence by the Manager or the Fund.